UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-9247

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CA Savings Harvest Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CA, Inc., 520 Madison Avenue, New York, New York 10022

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Plan Participants, and the CA Savings Harvest Plan Committee
CA Savings Harvest Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CA Saving Harvest Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1999.

New York, New York
June 15, 2018

CA SAVINGS HARVEST PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Investments, at fair value:
Mutual funds	$1,119,016,189	$980,650,097
Common collective trusts	315,843,416	240,349,077
Managed separate accounts	97,100,187	91,707,675
ESOP stock fund	193,801,380	194,510,073
Total investments, at fair value	1,725,761,172	1,507,216,922
Receivables:
ERISA account	20,928	184,388
Employer contributions	23,835,600	23,464,874
Notes receivable from participants	15,316,767	15,607,173
Total receivables	39,173,295	39,256,435
Total assets	1,764,934,467	1,546,473,357
Liabilities:
Administrative expenses payable	122,040	216,987
Net assets available for benefits	$1,764,812,427	$1,546,256,370

See accompanying notes to Financial Statements.

CA SAVINGS HARVEST PLAN
Statements of Changes in Net Assets Available for Benefits
Plan Years ended December 31, 2017 and 2016

	2017	2016
Additions to net assets available for benefits:
Investment income:
Net appreciation in fair value of investments	$201,135,708	$86,894,839
Dividend income	45,770,819	35,435,879
Total investment income	246,906,527	122,330,718
Interest income on notes receivable from participants	665,893	679,507
Contributions:
Participant deferrals	63,926,435	61,191,645
Participant rollovers	22,371,698	4,025,884
Employer	37,127,956	35,800,729
Total contributions	123,426,089	101,018,258
ERISA account	821,659	874,115
Total additions	371,820,168	224,902,598
Deductions from net assets available for benefits:
Participant withdrawals and benefit payments	152,503,105	157,918,061
Administrative expenses	761,006	910,283
Total deductions	153,264,111	158,828,344
Net increase in net assets available for benefits	218,556,057	66,074,254
Net assets available for benefits at beginning of year	1,546,256,370	1,480,182,116
Net assets available for benefits at end of year	$1,764,812,427	$1,546,256,370

See accompanying notes to Financial Statements.

CA SAVINGS HARVEST PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(1)	Description of the Plan

The following description of the CA Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan was originally adopted by CA, Inc. (the Company or the Plan Sponsor) effective January 1, 1981 and is a defined contribution plan. All U.S. employees, U.S. expatriates, and Puerto Rico employees of the Company on U.S. payroll who meet eligibility requirements may participate in the Plan. The plan year end is December 31.

The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the CA Savings Harvest Plan Committee (the Plan Committee) appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan (the Trustee).

(b)    Eligibility

Employees are eligible to participate in the Plan with respect to pre-tax and after-tax contributions effective on their hire date. Eligibility with respect to employer matching and employer discretionary contributions occurs in the month following completion of one full year of service.

(c)    Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant may change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $18,000 for the calendar years ended December 31, 2017 and 2016. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis for the calendar years ended December 31, 2017 and 2016. Participants may also contribute on an after-tax basis up to the Internal Revenue Service (IRS) limits. The Plan also contains a non-leveraged employee stock ownership plan (ESOP) feature. The ESOP Stock Fund consists of the common stock of the Company.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s eligible compensation (contributions are subject to certain IRC limitations). The matching contributions are allocated in the same manner as participant contributions. The total matching contribution for the plan year ended December 31, 2017 was $13,784,580, of which $910,141 was funded from plan forfeitures. The total matching contribution for the plan year ended December 31, 2016 was $13,473,726, of which $1,474,182 was funded from plan forfeitures.

In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the Compensation and Human Resources Committee of the Company’s Board of Directors may, in its sole discretion, determine. The discretionary contribution for the year ended December 31, 2017 was $23,835,600 which was paid in the form of 670,104 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who was an employee of the Company on December 31 of that plan year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all eligible participants for such plan year. The discretionary contribution for the year ended December 31, 2017 was allocated directly to the ESOP Stock Fund and funded into each eligible participant’s account on May 25, 2018. Subsequent to this allocation, the participants of the Plan have the right to re-direct these investments into the other investment options available under the Plan. The discretionary contribution for the year ended December 31, 2016 was $23,464,874, which was paid in the form of 735,345 shares of common stock of the Company.

The Company also made a qualified non-elective contribution to the Plan of $0 and $853 for the years ended December 31, 2017 and 2016, respectively. To comply with the Voluntary Correction Program (VCP), the Company made employer contributions to the Plan of $417,917 and $335,458 for the years ended December 31, 2017 and December 31, 2016, respectively.

(d)    Vesting

Participants are immediately vested in their elective contributions and investment earnings (losses) thereon. The matching and discretionary contributions made by the Company and earnings (losses) thereon vest as follows:

Percent vested	After years of service
0%	Less than 1
33%	1
66%	2
100%	3

Participants are 100% vested in their matching and discretionary contributions upon the completion of three years of service. In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age while still an active employee, or upon termination of the Plan.

(e)    Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Participant account balances include contributions, earnings, losses and if applicable, expenses, allocated to such account. Participant accounts shall be allocated with proportional earnings, losses, and expenses attributable to the respective investment funds invested in such accounts in a manner which bears the same ratio as such earnings, losses and expenses bear to the value of all such accounts within each respective fund. Participants are able to invest in any of the investment fund options, or a combination of fund options, offered by the Plan.

(f)    Withdrawals and Payment of Benefits

The Plan provides for benefit distributions to Plan participants or their beneficiaries upon the participant’s retirement, termination of employment, total disability or death. Any participant may also apply to make in-service withdrawals of all or part of his/her vested account balance subject to specific in-service withdrawal of after-tax contributions, age 59½ withdrawals and hardship withdrawal criteria in the Plan.

(g)    Notes Receivable from Participants

Participants may take a loan from their vested account balance for any reason. The minimum loan amount is $1,000 and the maximum amount that can be borrowed is 50% of a participant’s vested account balance up to $50,000 and reduced by the highest outstanding loan balance of the participant in the 12-month period prior to taking the loan.

If a participant does not repay his/her outstanding loan balance at the time (s)he elects a distribution of his/her vested account balance or if a participant misses any loan payments and does not make up the missed payments in full (including accrued interest) within a 30-day period (notice of which will be provided in writing from the Trustee), the amount of the participant’s outstanding loan will be defaulted and reported to the IRS as a taxable distribution. A 10% early distribution penalty may also apply.

Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid loan balance or any portion thereof from any payment or distribution to which the participant or the participant’s beneficiaries may be entitled. A participant may continue to repay his/her loan following a termination of his/her employment. Currently, interest rates on plan loans are fixed based on the prevailing market rate (prime rate plus 1%) when the application for the loan is submitted. The interest rates on plan loans originated during the year were 4.75%, 5.00% or 5.25% for the plan year ended December 31, 2017 and 4.50% for the plan year ended December 31, 2016. Generally, loans are repaid in equal semimonthly installments through payroll deductions and extend from periods of one to five years. However, certain loans for purchases of principal residences have terms in excess of five years. Certain loans were also transferred to the Plan from other plans. Loans outstanding bear interest rates that range from 4.25% to 10.50%, for the years ended December 31, 2017 and 2016 respectively, maturing through 2027 for the year ended December 31, 2017 and 2026 for the year ended December 31, 2016. Participant loan fees, which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $27,999 and $29,566 for the plan years ended December 31, 2017 and 2016, respectively.

(h)    Administrative Expenses

Administrative expenses consist of participant fees, including loan fees, and costs of recordkeeping and administration. Trustee fees and other administrative and recordkeeping expenses charged to the Plan by Fidelity Investments Institutional Operations Company (FIIOC) are initially paid by the ERISA Account (see note 1(j)) on a quarterly basis. This process was automatic through March 31, 2017. The ERISA Account was established to enable the plan to credit revenue earned by the Trustee from certain funds passed through to the Plan for payments of permitted expenses or to be allocated to participants on a prorated basis according to participant’s investment to which the credit relates. The first quarterly invoice of 2017 reflected a total amount due and a balance due after the ERISA Account credit had been applied. The balance of the quarterly invoice was then paid out of the Plan’s forfeiture account. If at any time the amount available in the forfeiture account does not cover the remaining fees, the Company or the Plan would then be responsible for payment.

(i)    Forfeited Accounts

When participants leave the Company, the unvested portion of their Employer Contribution Account (matching and discretionary) is forfeited as of the earlier of the date they receive a distribution of their vested account or the date they have five consecutive one year breaks-in-service. At December 31, 2017 and 2016, forfeited non-vested accounts totaled $202,181 and $9,111, respectively, and were available to fund future employer contributions and to pay administrative expenses of the Plan as noted above.

(j)    ERISA Account

Through March 31, 2017, the Trustee and the Plan maintained a revenue sharing arrangement whereby a portion of the revenue earned by the Trustee from certain funds was passed through to the Plan for payment of permitted plan expenses or to be allocated to participants on a pro-rata basis. In order for the Plan to receive credits as a result of this revenue sharing arrangement, and to use this credit to pay plan expenses, the Company created the ERISA Account under the Plan. The ERISA Account is a separate account within the Plan, similar in design to forfeiture accounts, and is used to record keep the redistribution of plan-generated fund revenue and expenses that exceed the costs associated with plan administration. All assets in this account are invested in the FIAM Index Lifecycle Commingled Pool.

Effective April 1, 2017, the revenue credit amounts are allocated to participant accounts based on each participant's account balance in the investment funds to which the revenue credits relate.

When the plan investments pay out revenue-sharing above the current quarter’s plan administration fees, the amount exceeding the current quarter’s fee is deposited in the ERISA Account, and is available for payment of future plan expenses. The ERISA Account balance was $4,141 and $76,883 at December 31, 2017 and 2016, respectively. There is also $20,928 and $184,388 due from the

ERISA Account as of December 31, 2017 and 2016, respectively, which has been reflected in the receivables within the Statements of Net Assets Available for Benefits.

(k)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The more significant accounting policies followed by the Plan are as follows:

(a)    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)    Investments Valuation and Income Recognition

Investments are reported at fair value. Investments in mutual funds, managed separate accounts and the ESOP Stock Fund are stated at fair value based upon quoted prices in published sources. Common collective trusts are stated at fair value based on the Net Asset Value (NAV) of the pooled investments. They are valued independently by the investment managers; however, the daily prices are not published in public sources similar to mutual funds. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)    Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Fair value of notes receivable approximates their cost. Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.

(d)    Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(e)    Risks and Uncertainties

Participants within the Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. At December 31, 2017 and 2016, 10.98% and 12.58% respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the common stock of the Company is entirely dependent upon the market’s evaluation of the performance of the Company.

(f)    Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(3)	Fair Value Measurements:

The following table sets forth the Plan’s investments at fair value measured on a recurring basis as of December 31, 2017 and 2016. All Plan's investments are classified as Level 1 within the fair value hierarchy.

	December 31, 2017	December 31, 2016
Mutual funds	$1,119,016,189	$980,650,097
Common collective trusts	315,843,416	240,349,077
Managed separate accounts
Cash and cash equivalents	4,522,593	5,165,255
Common stock	92,577,594	86,542,420
Total managed separate accounts	97,100,187	91,707,675
ESOP stock fund	193,801,380	194,510,073
Total investments, at fair value	$1,725,761,172	$1,507,216,922

Fair value is the price that would be received for an asset or the amount paid to transfer a liability in an orderly transaction between market participants. Classification of assets and liabilities should be based on the following fair value hierarchy:

•Level 1: Quoted or published prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.

•Level 2: Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and

•Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at quoted prices reported on the active market on which the securities are traded.

Managed Separate Accounts: Valued at the closing price of the underlying common stocks.

Common Collective Trusts: Valued at the NAV of shares held by the Plan at year end. There are no restrictions as to the redemption of these common collective trusts nor does the Plan have any contractual obligations to further invest in any of the individual common collective trusts. The NAV of the shares are quoted daily on the active market on which the shares are traded.

There have been no changes in the valuation methods used at December 31, 2017 and 2016 and there were no transfers between levels for the year ended December 31, 2017. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company (FMR), an affiliate of Fidelity Management Trust Company (FMTC) and FIIOC. Certain other plan investments are units of common collective trusts managed by Fidelity Institutional Asset Management Trust Company (FIAMTC), a wholly owned subsidiary of FMR. Investment management fees and costs of administering the mutual funds and collective trusts are paid to FMR from the mutual funds and to

FIAMTC from the collective trusts and are reflected in the net appreciation/depreciation of the mutual funds and collective trusts. Since FMTC is the Trustee, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to FMTC and FIIOC were $563,286 and $727,020 for the plan years ended December 31, 2017 and 2016, respectively, and include participant fees and recordkeeping and administrative costs.

Of the $563,286 paid to FMTC and FIIOC for the year ended December 31, 2017, $438,679 was paid from participant accounts and $124,607 was paid from the ERISA Account (see note 1(j) for a description of the ERISA Account). Of the $727,020 paid to FMTC and FIIOC for the year ended December 31, 2016, $75,121 was paid from participant accounts and $651,899 was paid from the ERISA Account. The Plan also holds shares of common stock of the Plan Sponsor, a party-in-interest with respect to the Plan. All transactions with the Trustee and the Plan Sponsor are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC. As of December 31, 2017, and 2016, the Plan held 5,816,654 and 6,117,718 shares of CA common stock valued at $193,801,380 and $194,510,073, respectively, which includes unsettled stock trades at the end of the year and cash held for paying dividends.  During the Plan year ended December 31, 2017, and 2016, CA paid dividends of $6,062,104 and $6,219,051, respectively related to CA common stock investments held by the Plan.

(5)	Tax Status

On August 12, 2015, the IRS issued a favorable determination letter indicating that the Plan, as amended and restated effective January 1, 2015, remains qualified under the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed, and being operated, in compliance with the applicable requirements of the IRC and therefore, believes that the Plan was qualified, and the related trust is tax-exempt.

On January 19, 2015, the Company filed a Voluntary Correction Program (VCP) application, in accordance with the IRS’s Voluntary Correction Program under the Employee Plans Compliance Resolution System (EPCRS), concerning certain plan operational failures. On June 22, 2015, the Plan received a compliance statement from the IRS which is the agreement resulting from this VCP application, indicating that the IRS agreed that the corrective methods and the revised administrative procedures were acceptable. The compliance statement required the completion of all corrections within 150 days of the date of the compliance statement. Certain corrections described in the compliance statement were not completed within this period. The Company filed another VCP application with the IRS on July 13, 2016 identifying the corrections that had not been completed within the 150-day period and covering certain other plan operational failures. The IRS issued a compliance statement on February 15, 2017 indicating that the IRS agreed with the correction methods and the revised administrative procedures are acceptable. The Company completed all required corrective actions by the compliance statement date.

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (the “Puerto Rico Department of Treasury”) dated March 24, 2017, stating that the Plan, as amended and restated effective as of January 1, 2015, continues to meet the retirement plan qualification requirements of Section 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code for a New Puerto Rico of 2011, as amended and that the related trust will be entitled to exemption from local income taxes.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize (or derecognize) a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or, with respect to the Puerto Rico participants in the Plan, the Puerto Rico Department of Treasury. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition (or derecognition) of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by the IRS and the Puerto Rico Department of Treasury. As of December 31, 2017, there were no audits or investigations by the IRS or the Puerto Rico Department of Treasury of the Plan.

(6)	Subsequent Events

Effective April 1, 2018, the Plan added a new Roth 401(k) feature, increased the Plan participant deferral maximum from 20% to 75% and moved the enrollment and deferral election processing to Fidelity. No other subsequent events through the date the financial statements were issued need to be disclosed.

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	Identity of issue, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	Mutual Funds
	American Beacon Small Cap Value Fund Institutional Shares	Mutual Fund, 1,141,662 shares	$31,292,942
	Dodge and Cox International Stock Fund	Mutual Fund, 1,594,581 shares	73,860,991
	Dodge and Cox Stock Fund	Mutual Fund, 535,012 shares	108,933,818
*	Fidelity Contrafund Class K	Mutual Fund, 1,644,381 shares	201,255,761
*	Fidelity Low Priced Stock Fund Class K	Mutual Fund, 689,871 shares	37,577,270
*	Fidelity Puritan Fund Class K	Mutual Fund, 3,412,071 shares	79,876,575
	PIMCO Total Return Fund Institutional	Mutual Fund, 7,583,071 shares	77,878,142
	T. Rowe Price Stable Value Common Trust Fund A	Mutual Fund, 6,874,461 shares	6,874,461
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund, 306,553 shares	25,980,353
	Vanguard Inflation Protected Securities Fund Institutional Shares	Mutual Fund, 1,109,130 shares	11,568,229
	Vanguard Small-Cap Growth Index Fund Institutional Shares	Mutual Fund, 515,422 shares	23,343,440
	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund, 2,594,959 shares	27,895,804
	Vanguard Total International Stock Fund Institutional Shares	Mutual Fund, 220,586 shares	26,918,166
	Vanguard Total Stock Market Index Fund Institutional Shares	Mutual Fund, 712,245 shares	47,528,128
	Vanguard Federal Money Market Fund Investor Shares	Mutual Fund, 132,883,166 shares	132,883,166
	Vanguard Institutional Index Fund	Mutual Fund, 843,461 shares	205,348,943
			1,119,016,189
	Common Collective Trusts
*	FIAM Index Lifecycle Income	Common Collective Trust, 79,830 shares	1,088,081
*	FIAM Index Lifecycle 2005	Common Collective Trust, 35,233 shares	515,817
*	FIAM Index Lifecycle 2010	Common Collective Trust, 79,191 shares	1,251,216
*	FIAM Index Lifecycle 2015	Common Collective Trust, 678,684 shares	10,920,020
*	FIAM Index Lifecycle 2020	Common Collective Trust, 1,726,206 shares	27,602,035
*	FIAM Index Lifecycle 2025	Common Collective Trust, 3,332,062 shares	56,245,204
*	FIAM Index Lifecycle 2030	Common Collective Trust, 3,450,597 shares	57,901,017
*	FIAM Index Lifecycle 2035	Common Collective Trust, 3,419,037 shares	60,277,624
*	FIAM Index Lifecycle 2040	Common Collective Trust, 2,681,308 shares	46,949,705
*	FIAM Index Lifecycle 2045	Common Collective Trust, 1,524,102 shares	26,854,678
*	FIAM Index Lifecycle 2050	Common Collective Trust, 962,340 shares	16,831,331
*	FIAM Index Lifecycle 2055	Common Collective Trust, 447,182 shares	8,026,911
*	FIAM Index Lifecycle 2060	Common Collective Trust, 108,133 shares	1,379,777
			315,843,416
	Managed Separate Accounts
	Artisan Mid Cap Fund
	Interest Bearing Cash	Cash and cash equivalents	2,030,357
	Receivables	Cash and cash equivalents	90,325
	Payables and Liabilities	Cash and cash equivalents	(408,279)
	Activision Blizzard Inc	Common Stock, 4,874 shares	308,622

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	Identity of issue, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	Albemarle Corp	Common Stock, 5,083 shares	$650,065
	Alexion Pharmaceuticals Inc	Common Stock, 2,973 shares	355,541
	AO Smith Corp	Common Stock, 10,062 shares	616,599
	Aptiv PLC	Common Stock, 13,301 shares	1,128,324
	Atlassian Corp PLC	Common Stock, 30,432 shares	1,385,265
	Becton Dickinson and Co	Common Stock, 6,227 shares	1,332,952
	Boston Scientific Corp	Common Stock, 65,477 shares	1,623,175
	Box Inc	Common Stock, 27,571 shares	582,300
	BWX Technologies Inc	Common Stock, 14,751 shares	892,288
	Cboe Global Markets Inc	Common Stock, 7,808 shares	972,799
	CBS Corp	Common Stock, 18,453 shares	1,088,727
	Cigna Corp	Common Stock, 8,893 shares	1,806,079
	Cintas Corp	Common Stock, 7,909 shares	1,232,459
	Coherent Inc	Common Stock, 1,493 shares	421,354
	Concho Resources Inc	Common Stock, 9,770 shares	1,467,649
	Delphi Technologies PLC	Common Stock, 5,421 shares	284,440
	DENTSPLY SIRONA Inc	Common Stock, 6,718 shares	442,246
	DexCom Inc	Common Stock, 5,974 shares	342,848
	Diamondback Energy Inc	Common Stock, 9,157 shares	1,156,071
	Discover Financial Services	Common Stock, 9,699 shares	746,047
	Edwards Lifesciences Corp	Common Stock, 9,563 shares	1,077,846
	Expedia Inc	Common Stock, 6,034 shares	722,692
	Fidelity National Information Services Inc	Common Stock, 8,968 shares	843,799
	First Republic Bank	Common Stock, 12,802 shares	1,109,165
	Fortune Brands Home & Security Inc	Common Stock, 17,898 shares	1,224,939
	Gardner Denver Holdings Inc	Common Stock, 26,559 shares	901,147
	Gartner Inc	Common Stock, 9,936 shares	1,223,618
	Global Payments Inc	Common Stock, 26,932 shares	2,699,664
	Guidewire Software Inc	Common Stock, 16,401 shares	1,217,938
	Harris Corp	Common Stock, 8,877 shares	1,257,427
	HubSpot Inc	Common Stock, 3,374 shares	298,262
	IHS Markit Ltd	Common Stock, 48,026 shares	2,168,374
	LKQ Corp	Common Stock, 69,722 shares	2,835,594
	Match Group Inc	Common Stock, 13,323 shares	417,143
	Maxim Integrated Products Inc	Common Stock, 13,780 shares	720,418
	Monster Beverage Corp	Common Stock, 17,073 shares	1,080,550
	Motorola Solutions Inc	Common Stock, 10,318 shares	932,128
	Neurocrine Biosciences Inc	Common Stock, 4,081 shares	316,645
	Proofpoint Inc	Common Stock, 11,508 shares	1,022,026

Supplemental Schedule 1
CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	Identity of issue, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	Regeneron Pharmaceuticals Inc	Common Stock, 1,616 shares	$607,551
	Roper Technologies Inc	Common Stock, 4,902 shares	1,269,618
	S&P Global Inc	Common Stock, 12,879 shares	2,181,703
	Sealed Air Corp	Common Stock, 5,277 shares	260,156
	Skechers USA Inc	Common Stock, 8,116 shares	307,109
	Stanley Black & Decker Inc	Common Stock, 2,848 shares	483,277
	SVB Financial Group	Common Stock, 3,892 shares	909,833
	Tableau Software Inc	Common Stock, 18,874 shares	1,306,081
	TD Ameritrade Holding Corp	Common Stock, 15,392 shares	786,993
	The Progressive Corp	Common Stock, 38,745 shares	2,182,118
	TransUnion	Common Stock, 17,343 shares	953,171
	Vantiv Inc	Common Stock, 14,069 shares	1,034,775
	Veeva Systems Inc	Common Stock, 21,510 shares	1,189,073
	Wabtec Corp	Common Stock, 9,730 shares	792,314
	Waste Connections Inc	Common Stock, 16,471 shares	1,168,453
	Wayfair Inc	Common Stock, 6,308 shares	506,343
	West Pharmaceutical Services Inc	Common Stock, 4,958 shares	489,206
	Workday Inc	Common Stock, 4,703 shares	478,483
	Zynga Inc	Common Stock, 47,052 shares	188,208
			59,712,093

	Artisan Mid Cap Value Fund
	Interest Bearing Cash	Cash and cash equivalents	2,733,042
	Receivables	Cash and cash equivalents	197,912
	Payables and Liabilities	Cash and cash equivalents	(120,764)
	AGNC Investment Corp	Common Stock, 18,303 shares	369,538
	Agrium Inc	Common Stock, 5,366 shares	617,090
	Air Lease Corp	Common Stock, 35,175 shares	1,691,566
	Alleghany Corp	Common Stock, 1,819 shares	1,084,288
	AMERCO	Common Stock, 1,805 shares	682,128
	AmerisourceBergen Corp	Common Stock, 8,289 shares	761,096
	Analog Devices Inc	Common Stock, 9,540 shares	849,346
	Andeavor	Common Stock, 7,720 shares	882,705
	Aon PLC	Common Stock, 5,497 shares	736,598
	Apache Corp	Common Stock, 14,924 shares	630,091
	Arch Capital Group Ltd	Common Stock, 9,060 shares	822,376
	Arrow Electronics Inc	Common Stock, 10,421 shares	837,953
	AutoNation Inc	Common Stock, 22,922 shares	1,176,586
	Avnet Inc	Common Stock, 17,142 shares	679,166
	Axalta Coating Systems Ltd	Common Stock, 19,375 shares	626,975

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	Identity of issue, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	Celanese Corp	Common Stock, 11,862 shares	$1,270,183
	Cimarex Energy Co	Common Stock, 6,452 shares	787,209
	Devon Energy Corp	Common Stock, 30,362 shares	1,256,987
	Equity Commonwealth	Common Stock, 22,724 shares	693,309
	Fairfax Financial Holdings Ltd	Common Stock, 778 shares	412,605
	Fifth Third Bancorp	Common Stock, 32,999 shares	1,001,190
	Fluor Corp	Common Stock, 16,473 shares	850,830
	Gentex Corp	Common Stock, 38,742 shares	811,645
	H&R Block Inc	Common Stock, 16,866 shares	442,227
	Hess Corp	Common Stock, 21,498 shares	1,020,510
	IAC/InterActiveCorp	Common Stock, 7,444 shares	910,252
	Intercontinental Exchange Inc	Common Stock, 7,758 shares	547,404
	Jacobs Engineering Group Inc	Common Stock, 10,684 shares	704,717
	Kirby Corp	Common Stock, 10,116 shares	675,749
	Liberty Expedia Holdings Inc	Common Stock, 6,870 shares	304,547
	Liberty Interactive Corp QVC Group	Common Stock, 38,797 shares	947,423
	Liberty Ventures	Common Stock, 6,812 shares	369,483
	Loews Corp	Common Stock, 11,016 shares	551,130
	M&T Bank Corp	Common Stock, 4,897 shares	837,338
	News Corp	Common Stock, 47,863 shares	775,859
	Omnicom Group Inc	Common Stock, 9,317 shares	678,557
	Rockwell Collins Inc	Common Stock, 3,299 shares	447,410
	Ryder System Inc	Common Stock, 10,146 shares	853,989
	STORE Capital Corp	Common Stock, 2,300 shares	59,892
	Synopsys Inc	Common Stock, 3,110 shares	265,096
	TEGNA Inc	Common Stock, 31,619 shares	445,196
	The Allstate Corp	Common Stock, 7,276 shares	761,870
	The Kroger Co	Common Stock, 33,127 shares	909,336
	The Progressive Corp	Common Stock, 8,504 shares	478,945
	Torchmark Corp	Common Stock, 11,490 shares	1,042,258
	TripAdvisor Inc	Common Stock, 15,365 shares	529,478
	World Fuel Services Corp	Common Stock, 17,334 shares	487,778
			37,388,094

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	Identity of issue, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
*	CA, Inc.	Common Stock, 5,816,654 shares	$193,801,380
	Subtotal		1,725,761,172
*	Various Plan participants	1,378 Loans to participants with interest ranging from 4.25% to 10.5% and terms from 1 to 20 years and maturity through 2027	15,316,767
	Total		$1,741,077,939

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CA SAVINGS HARVEST PLAN

By: /s/ Charmian Uy
Member of the Committee of the
CA Savings Harvest Plan

Date: June 15, 2018

EXHIBIT INDEX

Exhibit 23.1    Consent of Independent Registered Public Accounting Firm